

May 5, 2015

<u>Via E-Mail</u>
Itamar Borochov
Chief Executive Officer
Cannabics Pharmaceuticals Inc.
#3 Bethesda Metro Center
Suite 700
Bethesda, MD 20814

> **Re:** **Cannabics Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed December 15, 2014**
> **Response dated April 20, 2015**
> **File No. 000-52403**

Dear Mr. Borochov:

We have reviewed your April 20, 2015 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2015 letter.

<u>Form 10-K for the Fiscal Year Ended August 31, 2014</u>

<u>Item 1. Description of Business, page 1</u>

<u>Regulations, page 7</u>

1.   We note your response to comment 1 and we partially reissue the comment. Please reconcile the disclosure in this section that you license your proprietary technology with the disclosure on page 6 that you are preparing to launch your line of Cannabics SR products in eligible states in the U.S. The disclosure on page 6 and elsewhere in the report reflects you have a line of products, as opposed to solely licensing your technology to other companies who would then develop the products. Please reconcile.

2.   We also note your response to comment 1 that the company does not make any medical claims about its products and as such needs no specific FDA approval. However, we note the references to your product Cannabics SR as a "long-acting medical cannabis capsule … indicated initially as a palliative therapy for cancer patients" on page 2. We even note the reference to this as a "medical product" on page 9 of the Form 10-Q for the fiscal quarter ended February 28, 2015. Please reconcile and provide a more detailed discussion of the U.S. regulation of your proposed product.

3.   We note your proposed revisions regarding the risks to the company. We note that with regard to U.S. law governing the sale of marijuana, you state that the company does not manufacture, distribute, dispense, or possess any controlled substances. Please revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act.

Item 8. Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 5 – Intangible Assets, page F-12

4.   We note that Cannabics, Inc. acquired the majority of the outstanding stock of Cannabics Pharmaceuticals, Inc. in a transaction that was neither a reverse recapitalization nor a purchase business combination and subsequently, Cannabics Pharmaceuticals, Inc. acquired an intangible asset from Cannabics, Inc. described as "institutional knowledge" or "human brain trust" that was valued on the balance sheet at the fair value of the stock issued. Please explain to us why you believe "institutional knowledge" or "human brain trust" is an identifiable intangible asset under the U.S. generally accepted accounting principles (GAAP) and reference the literature that supports your belief.   Further, to the extent there is an asset to be recognized under this transaction, please explain to us why you believe that fair value is the appropriate value to be applied. Please note that a transaction may only be valued at fair value if it occurs between or among third parties. Both Cannabics, Inc. and Cannabics Pharmaceuticals, Inc. are entities under common control which would preclude fair value recognition of any transaction between the two. Please revise your financial statements to present this transaction in a manner that complies with U.S. GAAP or explain to us why you believe this transaction is compliant with the literature and reference the applicable cite that supports your position.

Item 11. Executive Compensation, page 18

5.   We note your response to comment 3 and your draft summary compensation table. Please reconcile the total compensation of $5,000 with the statement in your draft footnote that Dr. Ballan was "compensated at $5,000 per month for three successive months," or advise.

Itamar Borochov
Cannabics Pharmaceuticals Inc.
May 5, 2015
Page 3

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 18

6.   We note the proposed revisions in response to comment 4. Please disclose the control person(s) of Cannabics, Inc. To the extent the officers and directors, individually or as a group, control Cannabics Pharmaceuticals, Inc., they are deemed the beneficial owners of the shares held by Cannabics, Inc. and the beneficial ownership table should be revised accordingly. Please disclose the control person.

Signatures, page 21

7.   We partially reissue comment 6. Please revise to include the signature of your principal accounting officer or controller. Refer to General Instruction D(2)(a) for guidance.

        You may contact Julie Marlowe at (202) 551-5395 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining